UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark	One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19357

MONRO, INC.

401(k) PLAN

(Full title of the plan)

MONRO, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of March 31, 2020 and 2019	4

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2020	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – March 31, 2020	14

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	15

Exhibit Index	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Monro, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Monro, Inc. 401(k) Plan (the “Plan”), as of March 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended March 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2008.
Buffalo, New York
September 28, 2020

MONRO, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	March 31,
	2020	2019

Assets

Investments at fair value:
Cash and cash equivalents	$147	$—
Common collective trusts	8,512,271	7,732,893
Shares of registered investment companies	44,041,165	45,527,550
Employer securities	1,321,673	2,871,662

Total investments at fair value	53,875,256	56,132,105

Receivables:
Employer’s contributions	—	73,023
Participants’ contributions	196,307	191,485
Notes receivable from participants	1,405,410	1,417,800

Total receivables	1,601,717	1,682,308

Total assets	55,476,973	57,814,413

Liabilities

Accrued expenses	513,111	473,462

Net assets available for benefits	$54,963,862	$57,340,951

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended March 31, 2020
Additions to net assets attributed to:

Contributions:
Employer	$1,619,052
Participant	5,019,742
Rollover	1,492,256

Total contributions	8,131,050

Investment (losses) income:
Net depreciation in fair value of investments	(5,164,645)
Dividend income	633,074
Interest and other income	76,845

Total investment losses	(4,454,726)

Total additions	3,676,324

Deductions from net assets attributed to:

Benefits paid to participants	5,881,392
Administrative expenses	172,021

Total deductions	6,053,413

Decrease in net assets available for benefits	(2,377,089)

Net assets available for benefits:

Beginning of year	57,340,951

End of year	$54,963,862

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro, Inc. 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Company’s Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan had been restated in order to comply with various legislative amendments. On December 8, 2014, the Plan modified the eligibility age and contribution percentage limit, as well as various other provisions of the Plan. In connection with this restatement, a new trustee and custodian were appointed by the Board of Directors.

The Plan was then amended, effective July 1, 2018, to change the name of the plan to the Monro, Inc. 401(k) Plan. The amendment also modified participant eligibility and Company matching contributions.

A resolution was signed with an effective date of December 21, 2018, to allow for the repayment of direct administrative expenses paid by Monro on behalf of the Plan.

See Note 7 for the most recent amendment to the Plan in May 2020.

Participation

Permanent employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2018, part-time employees who work less than 1,000 hours are eligible to participate in the Plan.

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Effective July 1, 2018, the Company match was amended to a fixed uniform rate of 50% of the first 6% of participant contributions. Catch-up contributions are no longer eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions are calculated and remitted each payroll period.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, at the sole discretion of the Board of Directors. For the years ended March 31, 2020 and 2019, the Company did not make a “Profit Sharing Contribution”.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, if applicable, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $199,000 for the year ended March 31, 2020. At March 31, 2020 and 2019, remaining forfeitures available to offset future contributions were approximately $7,000 and $41,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $788,000 and $710,000 were granted during the years ended March 31, 2020 and 2019, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of March 31, 2020 or 2019. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

A participant may commence payment of benefits upon termination of employment, attainment of age 59 1/2, or becoming disabled. A participant may elect to receive benefits in the form of a lump-sum distribution or installment payments over time.

Administration

The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. Since December 2014, the trustee, custodian and recordkeeper of the Plan is Wells Fargo Bank, N.A. (Wells Fargo).

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Financial Statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Benefit Payments

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification) did not, or are not, expected to have a material effect on the Plan’s financial statements.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies and common collective trusts managed by Wells Fargo. Wells Fargo is also the third party administrator. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan and Plan Sponsor for professional expenses amounted to approximately $172,000 for the year ended March 31, 2020. The Plan also invests in Monro, Inc. Stock Fund. Monro is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest. Investment losses from investments sponsored by Monro amounted to approximately $1,241,000 for the year ended March 31, 2020. Net Investment losses from investments sponsored by the Plan’s third party administrator and notes receivable amounted to approximately $281,000 for the year ended March 31, 2020.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Plan uses a volume submitter plan document of Wells Fargo Bank, N.A. “Defined Contribution Volume Submitter Plan and Trust”. The volume submitter plan document has obtained an opinion letter from the Internal Revenue Service (“IRS”), which states that the volume submitter document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2020 and 2019.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (“NAV”) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

Common Collective Trusts: Comprised of fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of March 31, 2020 and 2019.

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets
Cash and cash equivalents	$147	$147	$—	$—
Shares of registered investment companies	44,041,165	44,041,165	—	—
Employer securities	1,321,673	1,321,673	—	—

Total assets in the fair value hierarchy	45,362,985	$45,362,985	$—	$—

Common collective trusts (a)	8,512,271

Investments at fair value	$53,875,256

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$45,527,550	$45,527,550	$—	$—
Employer securities	2,871,662	2,871,662	—	—

Total assets in the fair value hierarchy	48,399,212	$48,399,212	$—	$—

Common collective trusts (a)	7,732,893

Investments at fair value	$56,132,105

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes investments measured at fair value utilizing NAV as the practical expedient as of March 31, 2020 and 2019.

Investment	March 31, 2020 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Return Fund	$3,911,300	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	$4,600,971	N/A	Daily	N/A

Investment	March 31, 2019 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Return Fund	$2,658,572	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	$5,074,321	N/A	Daily	N/A

NOTE 6—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2020	2019
Net assets available for benefits per the financial statements	$54,963,862	$57,340,951
Differences in:
Investments	1,405,410	1,417,800
Notes receivable from participants	(1,405,410)	(1,417,800)

Net assets available for benefits per the Form 5500	$54,963,862	$57,340,951

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – SUBSEQUENT EVENTS:

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets. This has had a significant adverse impact on investment portfolios. As a result, the Plan’s investments may have incurred significant volatility in fair value since March 31, 2020.

During May 2020, the Plan was amended to change distribution and loan provisions in response to the passing of the CARES Act by the United States Congress in March 2020. The amendment enables participants impacted by the coronavirus to take a penalty-free distribution, allows current outstanding loan payments to be delayed for up to 12 months, increases the maximum loan limits for loans taken as a result of the virus, and temporarily waives required minimum distributions for the 2020 calendar year. An official amendment is expected to be signed by the December 31, 2022 deadline.

MONRO, INC.

401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2020

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

	American Century Investments	Equity Growth Fund	$1,852,769

	American Funds	Europacific Growth Fund	1,707,312

	American Funds	2010 Target Date Retirement Fund	103,720

	American Funds	2015 Target Date Retirement Fund	826,883

	American Funds	2020 Target Date Retirement Fund	3,252,176

	American Funds	2025 Target Date Retirement Fund	5,687,252

	American Funds	2030 Target Date Retirement Fund	6,235,625

	American Funds	2035 Target Date Retirement Fund	4,979,542

	American Funds	2040 Target Date Retirement Fund	3,048,686

	American Funds	2045 Target Date Retirement Fund	3,243,438

	American Funds	2050 Target Date Retirement Fund	1,643,844

	American Funds	2055 Target Date Retirement Fund	860,094

	American Funds	2060 Target Date Retirement Fund	338,837

	Calamos Investments	Evolving World Growth Fund	76,903

	Clearbridge Investments	Large Cap Growth Fund	2,755,998

	J.P. Morgan Asset Management	Core Bond Fund	2,829,114

	J.P. Morgan Asset Management	U.S. Small Company Fund	1,859,743

	John Hancock	Disciplined Value Fund	1,839,591

	MFS Investment Management	Mid Cap Value Fund	108,134

*	Monro, Inc.	Monro Stock Fund	1,321,673

*	Monro, Inc. 401(k) Plan	Notes Receivable from Participants (Interest rates of 4.25 – 6.50%)	1,405,410

	PIMCO Funds	International Bond Fund (USD-Hedged)	306,313

	PIMCO Funds	Total Return Fund	485,191

*	Wells Fargo	Stable Return Fund	3,911,300

*	Wells Fargo	Cash Account	147

*	Wells Fargo/ Blackrock	S&P 500 Index CIT	4,033,953

*	Wells Fargo/ Blackrock	S&P Midcap Index CIT	195,940

*	Wells Fargo/ Blackrock	Russell 2000 Index CIT	170,724

*	Wells Fargo/ Blackrock	International Equity Index CIT	200,354

			$55,280,666

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro, Inc. 401(k) Plan

DATE: September 28, 2020	By	/s/ Brian J. D’Ambrosia
Brian J. D’Ambrosia
Executive Vice President-Finance, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick CPAs, P.C., dated September 28, 2020.